EXHIBIT A


PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY
STATEMENT PROPOSAL:
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The shareholders of Celeritek, Inc. (the "Company") hereby
request that the Board of Directors (the "Board") redeem the Rights described in the Preferred Shares Rights Agreement dated March 25, 1999, between the Company and BankBoston, N.A. (the "Rights Agreement"); and request further that the Board not reinstitute or replace the Rights Agreement with any other form of "poison pill."

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:
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The Rights Agreement, which the Board put in place without
shareholder approval, issued Preferred Stock Purchase Rights, commonly referred to as a poison pill (the "Poison Pill"). The Poison Pill makes the cost of acquiring the Company prohibitively expensive for a potential acquirer, unless the acquirer first obtains the endorsement of the Board. Poison Pills, like the one adopted by our Board, can pose such an obstacle to takeovers that management becomes entrenched. We believe that the entrenchment of management, and the lack of accountability that results, can adversely affect shareholder value. Our Board recently discouraged a proposal to discuss alternatives by Aneren Microwave and we believe the Poison Pill helps them feel secure in doing so.
The Board justified its adoption of the Poison Pill by stating that the rights are designed to protect and maximize the value of the outstanding equity interests of the Company in the event of an unsolicited attempt by an acquiror to take over the Company. We do not share the view of the Board that our Company needs to be "protected" from a purchase offer. Shareholders can decide for themselves if we want to accept an offer. We believe liquidating company assets would maximize shareholder value but The Poison Pill vastly increases the cost to a potential bidder of any merger or sale that our entrenched Board does not approve.

Our Board Members are not significant stockholders and have rewarded management generously even though the Company does not have a strong earnings history and in fact has an accumulated deficit of over $35 million. Other management teams may be willing to pay more than the current stock price in the belief that they could profitably deploy the company's assets. With the protection of the Pill, our bad can discourage any such proposals

We strongly believe that it is the shareholders, who are the owners of the Company, not the directors and managers, who merely act as agents for the owners, who should have the right to decide what is or is not a fair price for their shareholdings. In order for this to occur, however, the Board must vote to redeem the Poison Pill. Thus, we are encouraging shareholders to vote in favor of a "request" to the Board to redeem the pill. Redemption of the Company's Poison Pill would allow shareholders to consider all tender offers, not just those endorsed by incumbent management.